

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 11, 2013

VIA U.S. MAIL AND FAX

Shane E. Daly
AXA Equitable Life Insurance Company
1290 Avenue of the Americas
New York, NY 10104

Re: Separate Account A of AXA Equitable Life Insurance Company
AXA Equitable Life Insurance Company
Initial Registration Statement on Form N-4
File Nos. 333-186807 and 811-1705

Dear Mr. Daly:

The staff has reviewed the above-referenced registration statement which the Commission received on February 22, 2013. The registration statement received a full review. Based on this review, we have the following comments on the filing. Page numbers refer to the courtesy copy of the prospectus provided to the staff on February 22, 2013.

1. General

a. We note that the contract's class id – GWBL Rollover Annuity – does not match its name – EQUI-VEST ® GWBL Rollover Annuity. Please obtain an accurate class id.

b. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the contract or whether the company will be solely responsible for paying out on any guarantees associated with the policy.

c. Please explain in the filing why someone would want to roll over his or her eligible contract into the EQUI-VEST ® GWBL Rollover Annuity.

d. The contract is offered to contract owners up to age 94. The contract has an annuity maturity date that occurs on the contract anniversary that follows the owner's 95th birthday. Please explain supplementally how the purchase of this contract with a Guaranteed Withdrawal Benefit for Life is appropriate for individuals approaching such advanced ages.

e. Please explicitly state that the Guaranteed Withdrawal Benefit for Life is not optional.

f. Please clearly state what values (such as Guaranteed Annual Withdrawal Amounts and Guaranteed Withdrawal Rates) are carried over from prior contracts and what value (such as death benefits) are not carried over.

g. If an exchange offer will be made where the EQUI-VEST® GWBL Rollover Annuity is the offering contract, please revise the prospectus to describe any such offers and include a comparison of the exchanged and offering contracts.

2. <u>What is the EQUI-VEST® GWBL Rollover Annuity?</u>, page 1

a. The prospectus states that you invest to accumulate value on a tax-deferred basis. As the contract is also available as part of a Roth IRA, please revise the disclosure accordingly.

b. The prospectus states that the "contract is offered only to individuals who wish to roll over eligible distributions from certain employer-sponsored plans where the plan provides a benefit similar to the Guaranteed Withdrawal Benefit for Life feature described in this Prospectus." Please clarify what is an eligible distribution.

3. <u>EQUI-VEST ® GWBL Annuity at a glance – key features</u>, page 8

Please consider briefly describing the death benefit in this section.

4. <u>Fee Table</u>, page 10

Please disclose the range of state premium taxes in the preamble to the table or in a note thereto.

5. <u>The Guaranteed Withdrawal Rate ("GWR")</u>, pages 16-17

a. Please include a sentence explaining how the GWR is used, and add the term to the Index of key words and phrases on page 4.

b. You state that if the GWR calculation results in a rate lower than 2.5%, you will set the rate to a minimum of 2.5%, and that if the calculation results in a rate greater than 7%, you are under no obligation to set that higher rate. What happens if the rate is between 2.5% and 7%? Will you set the rate as calculated or will still have discretion? Would it be more accurate to say that the rate is totally discretionary, subject to a 2.5% floor? Please advise and clarify the disclosure accordingly.

c. Example 1 on page 17 is confusing in that the heading says "No Ratchet at contract issue," but the next line shows Ratchet Base = $100,000. For clarity, please replace the line "Ratchet Base = $100,000" with "Benefit Base = $100,000".

6. <u>Guaranteed Withdrawal Benefit for Life</u>, pages 16-19

   Please revise the Guaranteed Withdrawal Benefit for Life disclosure for clarity. For instance:

   a. Please clarify what happens if the election form is not used.

   b. Please clarify when one uses the Guaranteed Withdrawal Rate of the Prior Contract and when the Guaranteed Withdrawal Rate of the current contract is used.

   c. The contract states that "[i]f you were entitled to guaranteed annual withdrawals of $2,500 in your Prior Contract, your initial Guaranteed Annual Withdrawal Amount in the EQUI-VEST ® GWBL Rollover Annuity will be no less than $2,500." If your subsequent Guaranteed Annual Withdrawal Amounts could be below $2,500 (absent an early or excessive withdrawal), please explicitly state so.

   d. Please disclose the Guaranteed Annual Withdrawal Amount payments for a contract issued on a Joint life basis. In addition, please clarify what might happen to values carried over from a Prior Contract if the Prior Contract's GWBL was issued in a single life basis and the new GWBL is issued in a joint life basis (and *vice versa*).

7. <u>Insufficient Account Value</u>, page 21

   Please expand the first sentence of the paragraph to state that account value could become insufficient due to withdrawals, <u>including withdrawals for the payment of fees and charges under the contract</u>.

8. <u>Disruptive Transfer activity</u>, pages 22-23

   Please include disclosure regarding the information sharing requirements of Rule 22c-2 of the Investment Company Act of 1940.

9. <u>Withdrawing your account value – Example 1</u>, page 25

   Please expand the disclosure to indicate that the pro rata reduction of 4% was calculated by dividing the excess withdrawal of $1200 by the beginning account value of $30,000 (if true).

10. <u>Your annuitization options – Life Annuity</u>, page 26

    Please disclose the possibility that the Life annuity option could result in only one payment.

11. <u>Distribution of the contracts</u>, page 41

    Please state the commissions paid to dealers as a percentage of purchase payments as per Item 6(d) of Form N-4.

12. Item 24. Financial Statements and Exhibits

Please provide Powers of Attorney that relate specifically to the filing. See Rule 483(b) of the Securities Act of 1933.

13. Financial Statements, Exhibits, and Other Information

Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

* * * ** ** * * * * * * * * * * * * *

Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please phone me at (202) 551-6751. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-8629.

Sincerely,

Alison White
Senior Counsel
Insured Investments Office